July 2, 2021	White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 T +1 212 819 8200

US Securities and Exchange Commission 100 F St NE Washington, DC 20549

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Attn:    Ada Sarmento and Tim Buchmiller
CM Life Sciences, Inc.
Amendment No. 2 to the Preliminary Proxy Statement on Schedule PREM14A
Filed June 28, 2021
File No. 001-39482
Dear Ms. Sarmento and Mr. Buchmiller:
On behalf of our client, CM Life Sciences, Inc., a company organized under the laws of the State of Delaware (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced proxy statement filed on June 28, 2021 (the “Amended Proxy Statement”), contained in the Staff’s letter dated June 30, 2021 (the “Comment Letter”).
The Company has filed via EDGAR Amendment No. 3 to the Proxy Statement (the “Third Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Proxy Statement as filed.
Revised Preliminary Proxy Statement on Schedule PREM14A
Related Agreements, page 31
1.We note in your disclosure in this section that the summary disclosure of the Related Agreements is qualified in its entirety by reference to the complete text of each of the Related Agreements and that the forms of the Forfeiture Agreement, Shareholder Lock-up Letter, Sponsor Support Agreement, and Subscription Agreement are attached hereto as Annexes C, D, and E, respectively. However, we do not see that you have included the Forfeiture Agreement, Shareholder Lock-up Letter and Sponsor Support Agreement as annexes in your preliminary proxy statement. Please include those agreements as annexes to your proxy statement and revise this section to refer to the correct annexes, or revise your disclosure as appropriate.

US Securities and Exchange Comm
July 2, 2021
Response: In response to the Staff’s comment, the Company has included the Forms of Forfeiture Agreement, Shareholder Lock-Up Letter and Sponsor Support Agreement as Annexes F, G and H respectively and revised the disclosure on page 31 to reflect this.
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Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Matt Kautz at (212) 819-8395 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Keith Meister, Chairman, CM Life Sciences, Inc.
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